Exhibit 99.1

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the consolidated capitalization and indebtedness of ArcelorMittal as of September 30, 2022. You should read this table together with the Group’s consolidated financial statements and other financial data appearing in its annual report on Form 20-F for the year ended December 31, 2021, its interim consolidated financial statements and other financial data appearing in its half-year report for the six months ended June 30, 2022 filed on Form 6-K and its earnings release for the third quarter of 2022 (Exhibit 99.2 hereto).

(amounts in U.S. $ millions)	As of September 30, 2022

Actual

Short-term debt and current portion of long-term debt	2,580

Secured and Unguaranteed	241

Guaranteed and Unsecured	33

Secured and Guaranteed	1

Unsecured/Unguaranteed	2,305

Long-term debt, net of current portion	6,414

Secured and Unguaranteed	690

Guaranteed and Unsecured	32

Secured and Guaranteed	0

Unsecured/Unguaranteed	5,692

Non-controlling interests	2,354

Equity attributable to the equity holders of the parent	51,563

Common shares	312

Treasury shares	(1,673)

Additional paid-in capital	28,645

Mandatorily convertible subordinated notes	509

Retained earnings	45,211

Reserves(a)	(21,441)

Total equity	53,917

Total capitalization (Total equity plus Short-term debt plus Long-term debt)	62,911

(a) Includes foreign currency translation adjustments of $(22,801) million, unrealized gains on derivative financial instruments relating to CFH (Cash Flow Hedge) of $4,185 million, unrealized gains on investments in equity instruments at FVOCI (Fair Value through Other Comprehensive Income) of $182 million, and recognized actuarial losses of $(3,007) million.

Except as disclosed herein, there have been no material changes in ArcelorMittal’s consolidated capitalization and indebtedness since September 30, 2022.

Between October 1, 2022 and November 14, 2022, ArcelorMittal has repurchased 11,776,546 shares at a cost of €257,713,521.51 (equivalent to USD 252,855,380.11).

As of September 30, 2022, ArcelorMittal had $0.9 billion of consolidated secured indebtedness outstanding. As of September 30, 2022, ArcelorMittal had $5.5 billion of indebtedness available to be drawn under a revolving credit facility, all of which would be unsecured and ArcelorMittal South Africa had a ZAR 3.5 billion borrowing base facility, under which ZAR 1.5 billion ($83 million) had been drawn, all of which is or would be secured. On July 27, 2022, the Company entered into a $2.2 billion bridge term facility agreement with a financial institution. The facility may be applied toward the purchase price for the intended acquisition of Companhia Siderúrgica do Pecém, as well as the refinancing of its existing indebtedness and the payment of related fees, costs and expenses. As of June 30, 2022, ArcelorMittal had guaranteed $4.4 billion of debt of its associates and joint ventures.

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